

usbank
Five Star Service Guaranteed

**To the Holders of:**
Structured Asset Trust Unit Repackagings (Saturns)
Cummins Engine Company Debenture Backed
Series 2006-2
CUSIP NO. 86360Y207

Distribution Date March 1, 2012

US Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

| Beginning Principal | Principal Payment | Ending Principal | Fixed Rate | Day Count | Fixed Interest Amount Due | Aggregate Interest Due and Unpaid | Total Distribution |
|---|---|---|---|---|---|---|---|
| $25,510,000.00 | $0.00 | $25,510,000.00 | 7.37500% | 30/360 | 940,681.25 | $0.00 | $940,681.25 |

| **Underlying Security** | CUMMINS ENGINE 5.650% 3/01/98 |
|---|---|
| Payment Dates | March/September |
| Cusip | 231021AK2 |
| Current Principal Balance | $33,500,000.00 |
| Annual Coupon Rate (Fixed) | 5.65000% |
| Interest Payment Received | $946,375.00 |

| | Original Ratings | | Current Ratings | | | |
|---|---|---|---|---|---|---|
| CUSIP | Moody's | S & P | Moody's | Date | S & P | Date |
| 86360Y207 | Baa3 | BBB- | Baa1 | 11/23/2011 | A | 9/27/2011 |
| Underlying Security | Baa3 | BBB- | Baa1 | 11/18/2011 | A | 9/21/2011 |

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.